March 4, 2019

Gerri A. Henwood
Chief Executive Officer
Recro Pharma, Inc.
490 Lapp Rd.
Malvern, PA 19355

       Re: Recro Pharma, Inc.
           Registration Statement on Form S-3
           Filed February 19, 2019
           File No. 333-229734

Dear Ms. Henwood:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Our Capital Stock, page 11

1. We note that your bylaws include an exclusive forum provision, listing "state or federal court located within the County of Chester in the Commonwealth of Pennsylvania" as the
       sole and exclusive forum. Please describe this provision here and clarify which federal courts the bylaw provision is intended to include. In addition, please include a risk factor addressing the risks to investors posed by the exclusive forum provision.
General

2. We note that you have a pending confidential treatment request in connection with your
       Form 10-K filed on February 19, 2019 and incorporated by reference into your registration statement on Form S-3. Please note that all comments on your confidential
 Gerri A. Henwood
Recro Pharma, Inc.
March 4, 2019
Page 2
      treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form S-3. Refer to Section III.B.2 of Staff Legal Bulletin No.
      1 (with Addendum) dated July 11, 2001.
3. We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K. For guidance, refer to Securities Act Forms Compliance and
      Disclosure Interpretation 123.01, available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.



                                                            Sincerely,
FirstName LastNameGerri A. Henwood
                                                            Division of
Corporation Finance
Comapany NameRecro Pharma, Inc.
                                                            Office of
Healthcare & Insurance
March 4, 2019 Page 2
cc:       Rachael Bushey, Esq.
FirstName LastName